

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 2, 2014

Via E-mail
Mr. Marc J. Falcone
Executive Vice President, Chief Financial Officer and
Treasurer
Station Casinos LLC
1505 South Pavilion Center Drive
Las Vegas, NV 89135

> **Re:** **Station Casinos LLC**
> **Form 10-K for the year ended December 31, 2012**
> **Filed March 22, 2013**
> **File No. 0-54193**

Dear Mr. Falcone:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the year ended December 31, 2012

General

1. We note your use of adjusted EBITDAM in your earnings release. Please tell us if you consider this measure a key performance indicator. To the extent this measure is considered to be a key performance measure, in future filings please include the measure as well as the required disclosure in accordance with Item 10(e) of Regulation S-K within your Management's Discussion and Analysis. Please include an example of any future disclosure in your response.

2. Please tell us whether you consider drop, hold, or handle to be key performance indicators for your gaming operations. If so, please disclose in future Exchange Act periodic reports.

Notes to Consolidated Financial Statements

8. Native American Development, page 86

3.   We note that you have entered into a management agreement with the Federated Indians of Graton Rancheria. Please tell us if you considered the management agreement to represent a variable interest in the entity and provide us with an analysis of your evaluation. Refer to ASC 810-10-55-37.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Isaac Esquivel, Staff Accountant, at (202) 551-3395 or me at (202) 551-3486 if you have questions regarding comments on the financial statements and related matters. Please contact Coy Garrison, Staff Attorney, at (202) 551-3466 or Duc Dang, Special Counsel, at (202) 551-3386 with any other questions.

Sincerely,

/s/ Daniel L. Gordon

Daniel L. Gordon
Branch Chief